UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File No. 001-41678

VCI Global Limited

(Name of registrant)

B03-C-8 & 10, Menara 3A, KL Eco City, No.3 Jalan Bangsar, 59200
Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

On August 19, 2024, VCI Global Limited (the “Company”) announced that its Board of Directors has approved a share repurchase program with authorization to purchase up to $10 million of the Company’s outstanding ordinary share (the “Repurchase Program”). The volume and timing of any repurchases will be subject to general market conditions, as well as the Company’s management of capital, other investment opportunities, and other factors. The Repurchase Program does not obligate the Company to repurchase any specific number of shares, and may be modified, suspended, or discontinued at any time at the Company’s discretion. A copy of the press release announcing the Repurchase Program is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information set forth in this Current Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description
99.1	VCI Global Limited Press Release dated August 19, 2024

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2024

VCI Global Limited

By:	/s/ Victor Hoo
Name:	Victor Hoo
Title:	Director, Executive Chairman and Chief Executive Officer

2